CUSIP NO.  90338W 10 3                        Page 1 of 5 Pages


                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D
                                    (Rule 13d-101)

                INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
               TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                     RULE 13d-2(a)

                                  (Amendment No. 4)*

                                  U.S. Oncology, Inc.
         -----------------------------------------------------------------------
                                   (Name of Issuer)

                             Common Stock, $.01 par value
         -----------------------------------------------------------------------
                            (Title of Class of Securities)

                                      90338W 10 3
         -----------------------------------------------------------------------
                                    (CUSIP Number)

         Welsh, Carson, Anderson                 William J. Hewitt, Esq.
           & Stowe IX, L.P.,                     Reboul, MacMurray, Hewitt,
         320 Park Avenue, Suite 2500               Maynard & Kristol
         New York, New York  10022               45 Rockefeller Plaza
         Attention: Jonathan M.Rather            New York, New York  10111
         Tel. (212) 893-9500                     Tel. (212) 841-5700
         -----------------------------------------------------------------------
                     (Name, Address and Telephone Number of Person
                   Authorized to Receive Notices and Communications)

                                   January 11, 2002
         -----------------------------------------------------------------------
                (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


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CUSIP NO.  90338W 10 3                                         Page 2 of 5 Pages




1)   Name of Reporting Person                    Welsh, Carson, Ander-
       I.R.S. Identification                     son & Stowe IX, L.P.
     No. of Above Person
     (Entities Only)
------------------------------------------------------------------------
2)   Check the Appropriate Box                          (a) [ ]
       if a Member of a Group                           (b) [ ]
------------------------------------------------------------------------
3)   SEC Use Only
------------------------------------------------------------------------
4)   Source of Funds                                    WC
------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings Is                           Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                                    Delaware
------------------------------------------------------------------------
Number of                  7)   Sole Voting         10,943,617 shares of
Shares Beneficially               Power             Common Stock
Owned by Each
Reporting Person
With
                           ---------------------------------------------
                           8)   Shared Voting
                                 Power                    -0-
                           ---------------------------------------------
                           9)   Sole Disposi-       10,943,617 shares of
                                  tive Power        Common Stock
                           ---------------------------------------------
                           10)  Shared Dis-
                                  positive Power          -0-
                           ---------------------------------------------
11)  Aggregate Amount Beneficially                  10,943,617 shares of
         Owned by Each Reporting Person             Common Stock
------------------------------------------------------------------------
12)  Check if the Aggregate
       Amount in Row (11)
       Excludes Certain Shares
------------------------------------------------------------------------
13)    Percent of Class
       Represented by                               11.5%
       Amount in Row (11)
------------------------------------------------------------------------
14)    Type of Reporting
       Person                                           PN

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CUSIP NO.  90338W 10 3                                         Page 3 of 5 Pages



                         Amendment No. 4 to Schedule 13D
                         -------------------------------

          Reference is hereby made to the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on October 12, 2001, Amendment No. 1 thereto filed on October 17, 2001, Amendment No. 2 thereto filed on October 24, 2001 and Amendment No. 3 thereto filed on November 13, 2001 (as so amended, the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

          The Schedule 13D is hereby amended as follows:

Item 3.   Source and Amount of Funds and Other Consideration.
          --------------------------------------------------

          Item 3 is hereby amended by adding the following thereto:

          Between November 12, 2001 and January 14, 2002, WCAS IX purchased an aggregate 1,197,966 shares of Common Stock in open market transactions, at an average purchase price of $6.49 per share. The source of funds for such purchases was WCAS IX's working capital, or funds available for investment. The managing members of IX Associates also purchased, between November 12, 2001 and January 14, 2002, an aggregate 36,110 shares of Common Stock in open market transactions, at an average purchase price of $6.49 per share. The sources of funds for such purchases were such individuals' personal funds.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 is hereby amended and restated to read in its entirety as follows:

          The following information is based on a total of 94,785,200 shares of Common Stock outstanding as of November 5, 2001, as reported in the Issuer's Report on Form 10-Q for the quarterly period ended September 30, 2001 filed with the Commission on November 14, 2001.

          (a) WCAS IX owns 10,943,617 shares of Common Stock, or approximately 11.5% of the Common Stock outstanding. IX Associates, as the general partner of WCAS IX, may be deemed to beneficially own the securities owned by WCAS IX.

          Managing Members of IX Associates
          ---------------------------------

          (i) Patrick J. Welsh directly beneficially owns 377,958 shares of Common Stock, or approximately 0.4% of the Common Stock outstanding.

          (ii) Russell L. Carson directly beneficially owns 582,192 shares of Common Stock (including 37,000 shares issuable upon exercise of presently-exercisable stock options), and indirectly beneficially owns (through trusts for the benefit of his children) 18,000 shares of Common Stock, or, in the aggregate, 600,192 shares of Common Stock or approximately 0.6% of the Common Stock outstanding.


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CUSIP NO.  90338W 10 3                                         Page 4 of 5 Pages

          (iii) Bruce K. Anderson directly beneficially owns 322,189 shares of Common Stock, or approximately 0.3% of the Common Stock outstanding.

          (iv) Thomas E. McInerney directly beneficially owns 138,813 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding.

          (v) Robert A. Minicucci directly beneficially owns 70,712 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (vi) Anthony J. deNicola directly beneficially owns 33,447 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (vii) Paul B. Queally directly beneficially owns 30,104 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (viii) Lawrence B. Sorrel directly beneficially owns 25,085 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (ix) Jonathan M. Rather directly beneficially owns 5,037 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (x) D. Scott Mackesy directly beneficially owns 4,199 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (xi) John D. Clark directly beneficially owns 840 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (xii) Sanjay Swani directly beneficially owns 840 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (xiii) James R. Matthews directly beneficially owns 840 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (b) The managing members of IX Associates may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the Common Stock owned by WCAS IX. Each such person has the sole power to vote or direct the voting of and to dispose or direct the disposition of only the shares of the Common Stock that he directly beneficially owns. Each of the managing members of IX Associates disclaims beneficial ownership of all shares of Common Stock other than the shares he owns directly or by virtue of his indirect pro rata interest, as a managing member of IX Associates, in the shares owned by WCAS IX.

          (c) Except as described in Item 3 above, none of the entities or individuals identified in Item 2 of the Schedule 13D has effected any transactions in the Common Stock in the 60 days prior to the date of this statement.

          (d) Except as described in the Schedule 13D, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.

          (e) Not Applicable.

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CUSIP NO.  90338W 10 3                                         Page 5 of 5 Pages

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2001

                                WELSH, CARSON, ANDERSON & STOWE IX, L.P.
                                By:  WCAS IX Associates LLC, General Partner

                                By: /s/ Jonathan M. Rather
                                   ----------------------------------------
                                               Managing Member